Exhibit 99.1

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into as of August 1, 2025 (the “Execution Date”) by and among (i)   (the “Purchaser”), (ii) (“Sellers”), (iii) Creation Intelligent Co., Limited, a business company incorporated in the Hong Kong (the “Company”). The Purchaser, the Sellers and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

WHEREAS：

1. Sellers owns 100% equity interests in the Company.

2. Company owns 51% equity interest in PicAIGames Technology Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (the “Operating Entity”). As of the execution date of this Agreement, its shareholding structure is as follows:

3. Purchaser agrees to purchase 100% equity interest in the Company held by Seller with specific assets as consideration. Seller agrees to accept the specific assets as consideration for the equity transfer.

4. Seller agrees to complete the equity transfer of the Company within one month from the signing of this Agreement.

5. The Parties agree that from the execution date of this Agreement, Purchaser shall obtain and exercise actual control/voting rights over the 51% equity interest in the Operating Entity indirectly through the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1. “Specific Assets”: means the specific assets provided by Purchaser to Seller in the form of consideration payment, as more particularly described in Schedule A (List of Specific Assets) attached hereto.

2. “Equity Transfer” means the act of Seller transferring its 100% equity interest in the Company to Purchaser.

3. “Controlling Interest” means absolute or relative controlling shareholding and the ability to directly or indirectly lead or cause the leadership of a company’s operations and policies through contracts or other forms.

4. “Transaction Completion” means the completion of all acts and procedures as required by this Agreement after the equity transfer under this Agreement and delivery of cultural assets.

5. “Target Equity” means the 100% equity interest in the Company directly held by Seller through its wholly-owned Company, and thereby the indirectly held 51% equity interest in the Operating Entity Company and other rights and interests.

6. “Hong Kong” means the Hong Kong Special Administrative Region of China.

7. “Cayman Islands” means the Cayman Islands, a British overseas territory in the western Caribbean islands of the Americas.

8. “Company Law” means the Company Law of the People’s Republic of China.

9. “Year, Month, Day” means, unless otherwise specified in this Agreement, “year” means 365 days, “month” means 30 days, and “day” means natural days.

ARTICLE II

TARGET EQUITY TRANSFER

1. From August 1, 2025, Purchaser shall have comprehensive management and disposal rights over the Company, and Seller shall also have ownership of the specific assets. Seller shall fully cooperate to ensure that Purchaser has actual control over the company’s operations and decision-making after that date. Purchaser shall fully cooperate to assist Seller in completing the ownership transfer procedures for the specific assets after that date.

2. The Parties agree that such assignment and transfer shall be subject to the terms and conditions under this Agreement.

3. Seller represents that the target equity is free from any pledges, guarantees, or other property encumbrances and other third-party rights (including any rights currently or subsequently attached).

4. Seller agrees that Purchaser shall purchase the target equity with specific assets as consideration.

5. Through friendly consultation between Purchaser and Seller, the Parties unanimously agree that the value of specific assets paid by Purchaser to Seller shall not be less than the value corresponding to the 51% equity interest in the Operating Entity Company held by the Company (such value shall be calculated based on the appraised value of the Operating Entity Company).

6. Seller agrees to complete the equity transfer of the Company within 1 month after signing this Agreement.

ARTICLE III

VALUATION AND PAYMENT OF SPECIFIC ASSETS

1. Seller agrees to transfer the 100% equity interest in the Company held by it to Purchaser on the signing date of this Agreement, and Purchaser agrees to pay the specific assets to Seller as consideration for purchasing the aforementioned equity in this equity transaction. The list and valuation report of specific assets provided by Purchaser shall serve as attachments to this Agreement.

2. The Parties agree that after this Agreement is signed and becomes effective, Purchaser has transferred the specific assets to Seller, and Seller substantially controls the specific assets as transaction consideration. Within 15 days after Seller completes the industrial and commercial registration of the Company’s equity transfer, Purchaser shall unconditionally cooperate with Seller to complete the ownership transfer of the specific assets.

3. Seller designates personnel to represent Seller in supervising and confirming the receipt of assets, and such confirmation shall be legally binding.

4. The Parties agree to sign a confirmation letter regarding the delivery of the target specific assets under this Agreement on the closing date.

5. Taxes and fees arising from the equity transfer shall be paid by Seller in accordance with relevant laws and administrative regulations.

ARTICLE IV

OBLIGATIONS OF Purchaser AND Seller

1. Obligations of Purchaser

1.1 Purchaser shall provide Seller with copies of the valuation report and delivery list of cultural assets as consideration for equity acquisition according to the time and manner stipulated in this Agreement.

1.2 Purchaser shall transfer the specific assets/title certificates to Seller’s actual control within 15 days after this Agreement becomes effective (Seller’s signing of receipt confirmation letter shall be deemed as completion of delivery).

1.3 After delivery of specific assets and before ownership transfer, Purchaser shall ensure that the assets are free from damage, loss, or title defects, otherwise it shall bear compensation liability.

2. Obligations of Seller

2.1 After signing this Agreement, Seller shall actively initiate and transfer 100% equity interest of the Company to Purchaser’s company name, complete all industrial and commercial/registration procedures for the Company’s equity transfer, and provide Purchaser with registration certification documents.

2.2 Before completion of equity transfer, Seller shall transfer all important documents, contracts, bank accounts, financial statements, etc. of the Company and Operating Entity Company to Purchaser.

2.3 Seller shall ensure that the Company and Operating Entity Company continue normal operations after signing this Agreement, without major asset disposals, debt increases, or core personnel changes, and shall not conduct any major changes or acts that may affect the company’s value.

2.4 Seller shall assist Purchaser in handling equity change registration and related procedures, and provide necessary legal and administrative support.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND SELLER

1. Purchaser’s Representations

1.1 Purchaser is a company lawfully established and validly existing, has performed necessary internal approval procedures for signing this Agreement, and the representative signing this Agreement has obtained necessary authorization.

1.2 All documents, materials, and information provided by Purchaser to Seller in connection with this Agreement are true, accurate, and valid, and Purchaser warrants that there are no known or should-be-known illegal facts and legal obstacles affecting the signing of this Agreement that have not been disclosed to Seller.

1.3 Purchaser will actively sign and prepare all necessary documents related to this transaction, and jointly handle the approval or change procedures for asset purchase with relevant departments together with Seller.

2. Seller’s Representations

2.1 The establishment and existence of the Company and Operating Entity Company are legal and valid, possessing corporate legal person qualifications and capacity for conduct. As of the completion of equity transfer, they possess legal corporate legal person qualifications, without any facts or circumstances affecting corporate existence or causing cancellation of corporate legal person qualifications, nor have they received any notices from management and approval authorities requiring closure or suspension of business.

2.2 Seller has legal ownership of the target equity, has not established any pledge or other security rights on the target equity, and the target equity is not subject to any third-party claims or potential risks of rights assertion.

2.3 The Company and Operating Entity Company have handled annual inspections, annual examinations, or registrations of relevant licenses, certificates, and approvals required by government departments (industry and commerce, taxation, etc.), and the companies have obtained all business qualifications or related business qualifications necessary for operating their businesses.

2.4 The assets and liabilities of the Company and Operating Entity Company have been fully reflected in the relevant financial account statements and/or company financial statements provided to Purchaser before the equity transfer under this Agreement.

2.5 Before completion of equity transfer, the Operating Entity Company has conducted all necessary tax registrations in accordance with relevant Chinese laws and regulations, handled all tax registration filings and notification procedures required by law, and has declared and paid all taxes, fees for each year and month, tax penalties, penalty interest, and charges due to relevant government departments in full and on time. There are no unauthorized underpayments, omissions, or arrears, nor are there any unresolved or unpaid tax penalty actions.

2.6 Except for statutory social insurance plans made in accordance with relevant Chinese laws and regulations, the Operating Entity Company has not and does not need to provide any additional pensions, social insurance, or other benefits to any current or former employees, senior officers, consultants, independent contractors, or agents in case of employee illness, health, injury, death, disability, or termination of employment relationship (whether voluntary or involuntary) before the equity transfer. The Operating Entity Company has complied with all laws related to benefit plans, and there are no outstanding social insurance fees.

2.7 Before completion of this equity transfer, neither the Company nor the Operating Entity Company has any outstanding or potentially initiated legal proceedings and arbitration matters targeting or affecting the Company’s and Operating Entity Company’s property, assets, rights, permits, operations, business, or related interests, as known by the Company. Meanwhile, no events, circumstances, or situations have occurred that could directly or indirectly trigger the initiation of such legal proceedings and arbitration or provide basis for them, except for the following: those that individually or collectively would not produce material adverse effects, would not obstruct or delay this transaction, would not make this transaction illegal, or would not otherwise interfere with the normal progress of this transaction.

2.8 The Company and Operating Entity Company have been and continue to fully comply with all legal provisions applicable to their business or real estate assets before the equity transfer. No events, circumstances, or situations have occurred that could reasonably be expected to constitute or directly/indirectly lead to violations of any of the aforementioned legal provisions (whether or not notice and/or time limitations are required). The Company and Operating Entity Company have not received any notices from any person regarding violations of any legal provisions related to their business operations or real estate assets.

ARTICLE VI

BREACH OF CONTRACT LIABILITY

After signing this Agreement, if any party violates, fails to perform, or incompletely performs any obligations, guarantees, commitments, or responsibilities under this Agreement, causing losses to the other party, it shall bear full breach of contract liability and compensation liability. The scope of compensation includes but is not limited to all direct or indirect losses of the non-breaching Purchasernd attorney fees, investigation fees, litigation fees, litigation preservation fees, travel expenses, and other expenses incurred to realize rights.

ARTICLE VII

EFFECTIVENESS, AMENDMENT, TERMINATION, OR DISSOLUTION OF THE AGREEMENT

1. This Agreement shall be established upon signing by both parties, and the representation, commitment, and warranty clauses, breach of contract liability clauses, and confidentiality clauses shall become effective upon signing of this Agreement.

2. Any amendment or supplement to this Agreement shall require mutual consultation and written amendment or supplemental agreements. Before reaching amendment or supplemental agreements, this Agreement shall continue to be performed.

3. If one party fundamentally breaches this Agreement, making it impossible to continue performance, and fails to remedy or correct within 30 days after receiving notice from the other party requesting correction of such breach, the non-breaching party has the right to unilaterally terminate this Agreement; the non-breaching party’s exercise of the right to terminate the Agreement does not affect the non-breaching party’s pursuit of other rights for breach of contract liability.

4. If force majeure circumstances make it impossible to perform this Agreement or performance is no longer necessary, the Parties may negotiate to terminate this Agreement.

ARTICLE VIII

DISPUTE RESOLUTION

This Agreement shall be governed by Cayman law. Any disputes arising from or related to the performance of this Agreement shall first be resolved through friendly consultation between the Parties; if consultation fails, either party may submit the dispute to the Cayman Arbitration Commission for arbitration in accordance with its arbitration rules then in effect. The arbitration award shall be final and binding on both parties.

ARTICLE IX

NOTICES AND SERVICE

1. Purchaser and Seller confirm that all communications between the parties shall be sent to the following designated addresses:

Purchaser:

Address:

Seller:

Address:

2. If the above addresses are not specified, the communication addresses noted on the first page of this Agreement shall serve as service addresses. Either party may change addresses by giving ten working days’ advance notice to the other party. The party failing to notify the other party of address changes shall bear all adverse consequences and responsibilities resulting therefrom.

3. Unless there is evidence proving earlier receipt, otherwise:

(1)	In case of personal delivery, notice shall be deemed served when delivered to the above address;

(2)	In case of prepaid registered mail, airmail, or express delivery, notice shall be deemed served five working days after mailing.

In case of email delivery, notice shall be deemed served when the sender sends to the designated email address and enters the specific system. Refusal to receive, unknown whereabouts, return, or inability to deliver for other reasons shall not affect the legal effectiveness of mailed documents (materials).

ARTICLE X

CONFIDENTIALITY

Unless with prior consent of the other party, neither party to this Agreement shall, nor shall it permit any of its affiliates, directors, senior officers, employees, shareholders, agents, or company directors, senior officers, employees, or agents to disclose any terms of this Agreement to any person, unless the relevant information belongs to:

1. Information required by law to be disclosed. If a party is required by law to disclose any confidential information, that party shall first notify the other Purchasernd discuss such information to be disclosed;

2. Information that is or has become publicly known not due to breach of this Agreement;

3. Information disclosed by both parties to their senior management personnel, external professional consultants, or investor shareholders and investors who owe confidentiality obligations for their business purposes;

4. Without prior written consent of the other party, neither party shall issue any announcements regarding this Agreement or any company matters, unless required by applicable laws and regulations for either party to issue any announcements.

ARTICLE XI

MISCELLANEOUS

1. If some rights, obligations, and other provisions under this Agreement are determined invalid by judicial organs or arbitration institutions, it shall not affect the validity of other clauses under this Agreement.

2. This Agreement constitutes the entire agreement between the parties regarding the subject matter of this Agreement and supersedes any agreements or understandings previously reached between the parties regarding such subject matter upon its effectiveness.

3. The Parties agree that when handling the Company’s equity acquisition procedures, if additional equity transfer agreements meeting the requirements of industrial and commercial registration management departments are needed, both parties shall cooperate in signing. If such agreements conflict with this Agreement, this Agreement shall prevail.

4. This Agreement shall be established and effective from the date of signing by both parties. Natural persons shall sign personally, and legal persons and other entities shall be signed by their authorized representatives and affixed with official seals.

5. This Agreement is written in both Chinese and English language in three copies, each Party having one copy with equal legal validity; in case there is any conflict between the Chinese version and the English version, the Chinese version shall prevail.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

The Purchaser:

By：	/s/
Name:
Title:

The Sellers:

By：	/s/
Name:
Title:

SCHEDULE A - LIST OF SPECIFIC ASSETS